U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                         SMALL BUSINESS ISSUERS
    UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
             (Name of Small Business Issuer in its Charter)

Nevada                                       E.I.N. 85 0206668
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)               Identification No.)

7501 North 16th Street, Suite 200
Phoenix, AZ                                  85020
(Address of principal executive offices)     (Zip Code)

Issuer's telephone number:  (602) 906-1924

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

Title of each class                Name of each exchange on which
to be so registered                each class to be registered

Common Stock                       OTC Electronic Bulletin Board

Total Number of Pages: 151
Index to Exhibits Appears on Page: 25                    Page:  1

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Except for the historical information contained herein, the matters set forth in this registration statement are forward looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to risk and uncertainties that may cause actual results to differ materially. These forward looking statements speak only as of the date hereof and the Company disclaims any intent or obligation to update these forward looking statements.

     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (a)  BUSINESS DEVELOPMENT

Renaissance International Group, Ltd. ("the Company") is a Nevada
Corporation, originally organized in New Mexico in 1968. The Company moved its domicile to Nevada in 1994. The Company's current corporate office is located at 7501 N. 16th St., #200, Phoenix, AZ, 85020 and its telephone number is (602) 906-1924.

The Company's predecessor, Renaissance Center, Inc., was incorporated in September of 1996, and has had continuous operations since that date. On July 2, 1997 Renaissance Center, Inc., a Nevada Corporation, merged with Nuclear Corporation of New Mexico, a Nevada Corporation. The merged company subsequently changed its name to Renaissance International Group, Ltd. a Nevada Corporation. Nuclear Corporation of New Mexico, originally incorporated in the state of New Mexico in December of 1968, has had limited or no operations for at least the past 15 years. Nuclear Corporation of New Mexico changed its domicile to Nevada in April of 1994.

The Company employs approximately 12 people. The Company's e-mail address is RIGL@RIGL.Com. The Company maintains a web site at www.rigl.com.

     (b)  BUSINESS OF ISSUER

The Company's diversified operations are conducted primarily through its three subsidiaries, Renaissance Center, Ltd., Renaissance MedTech, Ltd. and Renaissance ASD, Ltd. The Company's operations include: (i) design and implementation of advanced high speed, high bandwidth computerized network solutions; (ii) design, development and implementation of asset management and information retrieval software for the multimedia and entertainment industry; (iii) design, development and implementation of asset management and information retrieval software for the medical industry; (iv) physician practice management services; (v) consultation and development of end to end solutions including high speed, high bandwidth, advanced, fully automated, intelligent digital

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management systems.

The digital conversion segment of the Company's operations are conducted through two of its wholly owned subsidiaries, Renaissance Center, Ltd. (RenCen) and Renaissance ASD, Ltd. The Company specializes in offering analog to digital conversion of numerous material and analog information assets. This includes but is not limited to, paper, film, video, audio, imaging, existing legacy data, and voice information. Through various technologies the Company is capable of introducing endless possibilities of methods of entering data.

RENAISSANCE CENTER, LTD.
________________________

The Company's operations related to the design and implementation of asset management software for the multimedia and entertainment industry are conducted through its wholly owned subsidiary Renaissance Center, Ltd. (RenCen). The primary technology is the AMIRE system (Asset Management and Information Retrieval Environment). RenCen customizes the core AMIRE system for use in the entertainment and multimedia fields for management and accounting of film assets, computer effects, special effects, musical scores, sound tracks, dialog, sound effects, computer animation, animation, stock footage, finished film, documentary film, television broadcasts, merchandise, and other related assets produced in the industry.

RENAISSANCE ASD, LTD.
______________________________

The Company's operations related to the design and implementation of Asset Management and Information Retrieval Environment are conducted directly through its wholly owned subsidiary Renaissance ASD, Ltd. The Core Development Division of this subsidiary is responsible for the development, deployment, management and support of the Company's primary technology known as AMIRE system (Asset Management and Information Retrieval Environment). This system combines the Company's advanced network solutions with a revolutionary three dimensional object-oriented database and graphical user interface. The system is designed as a foundation or core, to be customized and complimented into complete information management systems dictated by industry specific requirements.

The Company's operations related to the design and implementation of Asset Management Environment for the medical industry are conducted directly and through its wholly owned subsidiary Renaissance ASD, Ltd. The Medical AMIRE Division of this subsidiary specializes in building upon the core AMIRE system to meet the requirements and offer advanced tools to the medical industry. The Medical AMIRE system offers management and

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accounting of complete medical and inventory records, this includes detail patient records, insurance documentation, billing information, accounting, imaging, MRI, X-ray, C-T scan, ultra sound, diagnosis history, drug interaction history, prescription record, surgical notes, surgical recordings, vital sign records, and other medical related information that is relevant to patients and operations of medical practices. Large databases can be created for search and reference of similar medical scenarios on a national and international basis.

RENAISSANCE MEDTECH, LTD.
________________________

Renaissance MedTech, Ltd., (MedTech) is a physician practice management organization which is developing an integrated health care delivery network in selected geographic areas through affiliation with physician practices (the "Affiliated Practices").

MedTech's primary objective is to develop and manage an integrated health care delivery network comprised of physician practices that provide high quality, cost-effective care. In the short to mid-term, MedTech has targeted its primary affiliation efforts on physician practices located in Arizona. MedTech targets physicians who are:

     1.   Committed to the delivery of high quality, cost-effective care;

     2. Have a reputation with their patients, peers, and payors for providing quality medical services;

     3. Have the capacity to increase profitability through improved performance on existing patient bases.

When affiliating with a physician practice, MedTech will typically purchase the practice's non-real estate operating assets and enter into a long-term Management Services Agreement ("MSA") with the practice in exchange for a combination of common stock, cash, notes, and/or the assumption of liabilities. Pursuant to the MSA, MedTech will be responsible for providing the Affiliated Practice with necessary office facilities, medical equipment, supplies and non-medical staff, and will plan and manage the activities of the Affiliated Practice in all respects other than the provision of medical services. The Affiliated Practice will be solely responsible for the rendering of medical services.

The Company's consultation services are conducted through the Company and its two subsidiaries, RenCen and ASD depending upon the market segment expertise required. Consultation services encompass the medical and multimedia/entertainment fields as well as general electronic networking, high band width, high storage solutions.

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     (c)  INDUSTRY OVERVIEW AND COMPETITION

In each business segment served by the Company, there is intense competition from established competitors, some with substantially greater financial, engineering, manufacturing and marketing resources and greater name recognition than the Company as well as established customer relationships. Additionally, new competitors may seek to enter some or all of the business segments in which the Company operates.

     (d)  RESEARCH AND DEVELOPMENT

Technology developments occur rapidly in the computer software and hardware industries. While the affects of such developments are uncertain, they may have a material adverse effect on the demand for the Company's technology. Additionally, the asset management system is still in final development stages and has yet to be successfully marketed. The Company's management believes that $2.5 million will be needed to complete these processes. Accordingly the market acceptance of this technology is unknown. The Company's success with this technology depends on its ability to successfully produce a reliable system and to access the market for such technology. There can be no assurance that the Company will be able to remain competitive or that its technology, services or products will not become subject to obsolescence.

     (e)  REGULATORY BACKGROUND

Federal and state laws extensively regulate the relationships among providers of health care services, physicians and other clinicians. These laws include federal fraud and abuse provisions that prohibit the solicitation, receipt, payment or offering of any direct or indirect remuneration for the referral of patients for which reimbursement is made under any federal or state funded health care program, or for the recommending, leasing, arranging, ordering or providing of services covered by such programs. States have similar laws that apply to patients covered by private and government programs.

Federal fraud abuse laws also impose restrictions on physicians' referrals for designated health services covered under a federal or state funded health care program to entities with which they have financial relationships. Various states have adopted similar laws that cover patients in private programs as well as government programs.

There can be no assurance that the federal and state governments will not consider additional prohibitions on physician ownership, directly or indirectly, of facilities to which they refer patients, which could adversely affect the Company. Violations of these laws may result in substantial civil or criminal penalties for individuals or entities, including large civil money penalties and

                                  - 5 -

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exclusion from participation in federal or state health care programs.

Moreover, the laws of many states prohibit physicians from sharing professional fees, or "splitting fees" with anyone other than a member of the same profession. These laws and their interpretations vary from state to state and are enforced in courts by regulatory agencies with broad discretion. Expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications to the relationship with medical affiliates. This could adversely effect the Company.

Although management believes its operations as currently structured are in material compliance with existing laws, there can be no assurance that review of the Company's business by a regulatory agency or as presented to a court will not result in an adverse determination, or that the health care regulatory environment will not change so as to restrict the Company's existing operations or its expansion. Either of these developments would adversely affect the operations of the Company.

State Laws Regarding Prohibition of Corporate Practice of Medicine

The medical affiliates are expected to be formed as professional corporations owned by one or more physicians licensed to practice medicine under applicable laws in states that prohibit the corporate practice of medicine. Corporations such as the Company are not permitted under such laws to practice medicine or exercise control over the medical judgements or decisions of practitioners. Corporate practice of medicine laws and their interpretations vary from state to state and are enforced in courts by regulatory agencies with broad discretion. The Company anticipates that it will perform only non-medical administrative services, will not represent to the public that it offers medical services and will not exercise influence or control over the practice of medicine by the practitioners with whom it contracts. Changes to the operations of the Company's form of relationship with medical affiliates in order to comply with the medical practice laws could have an adverse effect on the Company.

Although management believes that its operations as currently structured will be in material compliance with existing applicable laws, there can be no assurance that the Company's structure will not be challenged as constituting the unlicensed practice of medicine or that the enforceability of the agreements underlying this structure will not be limited. If such a challenge were successfully made in any state, the Company would be subject to civil and criminal penalties and could be required to restructure its contractual arrangements in that state. Such results, or the inability to restructure its contractual arrangements, could have a material adverse effect upon the Company.

Changes in Regulation of the Delivery of and Payment for Health Care
Services.

Although Congress failed to pass comprehensive health care reform legislation in 1996, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems, and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. The Company cannot predict the ultimate timing, scope or effect of any legislation concerning health care reform. Any proposed federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for health care services and products.

Various state agencies also have undertaken or are considering significant health care reform initiatives. Although it is not possible to predict whether any health care reform legislation will be adopted or, if adopted, the exact manner and the extent to which the Company will be affected, it is likely that the Company will be affected in some fashion, and there can be no assurance that any health care reform legislation, if and when adopted, would not have a material adverse affect upon the Company.

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     (a)  RESULTS OF OPERATIONS

The Company currently derives its revenue from consulting services provided by Renaissance Center, Ltd. (RenCen), a wholly owned subsidiary of the Company. RenCen owns a proprietary technology developed by a Company officer for the integration of equipment and components in high-tech digital multimedia studios.

Management has recognized that recent developments in data storage and optical transmission capabilities have greatly increased the capability to transfer, store and retrieve data. Hierarchical communication languages can be used to develop software applications which will make real-time access of this information a reality as well as adding artificial intelligence to core operating systems.

These recent developments, combined with the Company's own state of the art proprietary technology have enabled it to look at alternative applications. Management believes that the health services industry may provide this alternative. This industry, though technically advanced in equipment, relies upon out-dated record keeping and retrieval methods. The Company is actively pursuing acquisitions and affiliations in the medical industry. Initially it has targeted physician groups, outpatient surgical centers, skilled nursing facilities and medical specialty organizations. It is management's intention to continue to examine all industries for possible applications of its proprietary

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technology as well as looking for opportunities to acquire other synergistic technologies.

     (b)  STATEMENT OF EARNINGS DATA

                             For year ended            For 3 months ended
                             --------------            ------------------
                          09/30/97    09/30/96       12/31/97      12/31/96
                          --------    --------       --------      --------

Revenues                   $36,542      $1,341         $1,582       $12,702
Gross Profit                26,000         661          1,582        12,702
Net Profit(Loss)       $(1,222,646)   $(27,877)     $(388,436)    $(262,437)

The increase in the net loss for the year ended September 30, 1997, compared to the year ended September 30, 1996 relates to several key components to the future success of the Company. First are the expenses incurred associated with research and development costs related to the Company's proprietary technology. Additional costs are due to increased sales and marketing efforts related to the Company's proprietary technology. Finally, the net loss increased due to the costs incurred in securing key management personnel for both the corporate management and development programs.

The increase in the net loss for the quarter ended December 31, 1997, compared to the quarter ended December 31, 1996, mainly relates to the increased costs incurred in securing key management personnel for both the corporate management and development programs.

While research and development costs will continue, management believes that initial contracts in the near future will begin to generate revenues from the hardware integration and data management consulting segments of the business. As a result, the Company does not foresee profitable operations in the short term, but does expect revenue growth leading to profitability on a longer-term basis. However, there can be no assurances as to whether the Company will ever achieve profitability.

     (c)  BALANCE SHEET DATA

                         12/31/97                    09/30/97     09/30/96
                         --------                    ---------------------

Current Assets         $ 2,069,828                 $  847,044     $   9,345
Long-term Assets           288,129                    272,075        13,000
                        ----------                 ----------     ---------
Total Assets             2,357,957                  1,119,119        22,345


Current Liabilities        253,700                     32,526           100
Stockholder's
 Equity                $ 2,104,257                $ 1,086,593     $  22,245
                        ----------                 ----------     ---------

Total Liabilities
and Stockholder's

                                  - 8 -

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Equity                 $ 2,357,957                $ 1,119,119     $  22,345


     (d)  LIQUIDITY AND CAPITAL RESOURCES

The Company's current ratio was 8.2 to 1 at December 31, 1997. The Company's current ratio was 26.0 to 1 at September 30, 1997. Cash and cash equivalents increased $1,222,587 to $2,064,289 at December 31, 1997. Cash and cash equivalents increased $832,358 to $841,702 at September 30, 1997. The increase in cash and cash equivalents was primarily due to payments received on preferred stock subscriptions offset by cash used in operations.

The Company has successfully raised capital financing during the quarter ended December 31, 1997, and the year ended September 30, 1997. Additional capital will be required for the Company to fully expand its operations into all of the markets. The amount of additional capital that may be required is dependent upon, among other things, the expansion of existing financial resources, and the availability of other financing on favorable terms and future operating results. Therefore, the Company's ultimate success may depend upon its ability to raise additional capital or debt financing. There can be no assurance that additional capital can be raised or obtained as needed or that the Company can ultimately fulfill its business objectives.

The Company believes that it has adequate cash on hand to satisfy its working capital requirements in fiscal 1998. The Company does not anticipate paying dividends on its Common Stock in the foreseeable future.

Certain matters contained herein are forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Assumptions relating to these forward looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond control of the Company.

     (e)  IMPACT OF INFLATION

The Company believes that inflation has not had a material affect on its past business.

     (f)  YEAR 2000 ISSUE

Virtually all companies and organizations are devoting resources to evaluating the "Year 2000 Issue." This critical data management problem may have substantial financial consequences for companies throughout the world. Most computer systems in use today were

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designed and developed over many years without regard to the impact of the upcoming century change. Because memory was so expensive on early mainframe computers, many programs used only two digits for the year in the date fields. As a result many computer applications could fail completely or create erroneous results by the year 2000, unless corrective measures are taken.

The Company's management has addressed the extent of the problem as it pertains to (i) the Company's data systems and (ii) the Company's proprietary software for use by its customers.

With regard to the Company's data systems, management has determined that the Company's data systems are functionally operable to handle four digit date fields and that the Year 2000 Issue will not materially affect future financial results, or cause reported financial information to necessarily be inherently unreliable as a result of the Year 2000 Issue.

With regard to the Company's proprietary software, specifically the AMIRE software, the Company undertook to test its application which revealed that no modifications or replacements to significant portions of its software will be required in order for the software to run properly after December 31, 1999. The Company has determined that it has no material exposure to contingencies related to the Year 2000 Issue for its AMIRE product.

Management has allocated no resources specifically to the Year 2000 Issue. Management intends to continue to review on an ongoing basis the need for projected expenditures and uncertainties arising from this issue. This ongoing review will consider the consequences to the Company in the event of the need for additional expenditures or the impact on the functional performance and the marketability of the Company's proprietary products, such as AMIRE. However there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely identified or converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company.

ITEM 3.   DESCRIPTION OF PROPERTY

The Company rents 1,700 square feet of administrative offices at 7501 North 16th Street, Suite 200, Phoenix, Arizona 85020 and intends to expand into a second facility in Phoenix to increase its square footage available for inventory and product development. The Company also rents approximately 600 square feet of technical laboratory space at 100 Bluebell Place, Vallejo, California 94591.

The Company has signed a lease to occupy 9,460 square feet of space located at 2398 E. Camelback Rd., Suite 900, Phoenix, Arizona. The lease term commences on July 1, 1998, and extends for 40 months. The initial rent due is $23.00 per square foot. The lease renews

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on September 1, 1998, at which time the price per square foot increases from $23.00 to $24.00. The lease term expires in September 2001, at which time the Company will be paying $26.00 per square foot.

The Company rents a furnished apartment in the Phoenix metropolitan area primarily for use as lodging on visits by certain of the Company's officers and directors who do not reside in Phoenix. The Company has signed a six month lease on the apartment. It expires in October 1998. The monthly rent on the apartment is $912.00. Management believes that the lease of the apartment is more economical than reimbursing the visiting officers and directors for hotel lodging.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class      Name and Address      Amount and Nature     % of
--------------     of Beneficial Owner   of Beneficial Owner    Class
                   -------------------   -------------------    -----

Common Stock       Tennessee Webb              1,066,958        8.795%
Common Stock       Michael MacKay              1,415,000       11.664%

   Total of All Beneficial Owners:             2,471,958       20.459%

          (b)  SECURITY OWNERSHIP OF MANAGEMENT

Title of Class      Name and Address      Amount and Nature     % of
--------------     of Beneficial Owner   of Beneficial Owner    Class
                   -------------------   -------------------    -----

Common Stock       James Jones                   252,500        2.081%
Common Stock       William O'Neal                243,083        2.004%
Common Stock       Kevin Jones                   252,500        2.081%
Common Stock       Richard Rice                   91,000        0.750%
Common Stock       Michael MacKay              1,415,000       11.664%
Common Stock       John Williams                  50,000        0.412%
Common Stock       Walter Vogel                  100,000        0.824%
Common Stock       Harold Roberts                233,000        1.921%
Common Stock       Tennessee Webb              1,066,958        8.795%
Common Stock       Peter de Krey (1)             258,688        2.132%

Total of all Management                        3,962,729        32.67%

(1) Mr. de Krey's Common Stock ownership quantity and percentage figures include 25,000 shares of Common Stock owned by his spouse, Karen Sotomayor, of whose shares he disclaims actual ownership or the right to assert control.

     (c)  CHANGES IN CONTROL

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There are no arrangements which may result in a change in control in the
Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following are the names, positions, municipalities of residence and relevant backgrounds of key personnel of the Company.

     (a)  DIRECTORS AND EXECUTIVE OFFICERS

KEVIN L. JONES (Age 42), President and Director,
Phoenix, Arizona.

1997 to Present:  Renaissance International Group, Ltd.
     Treasurer, Chief Financial Officer, and President.
1995 to Present:  Director of Berry-Shino Securities, Inc.
1988 to 1996:  Chief Financial Officer of Alanco Environmental Resources
     Corporation, a Nasdaq listed public company. Mr. Jones served as President of Alanco in 1995.

TENNESSEE WEBB (Age 54), Chairman of the Board of Directors,
Phoenix, Arizona.

1996 to Present:  Renaissance International Group, Ltd., Chairman of the
     Board of Directors.
1996: Digital Masters Library Corp., Phoenix, AZ. Business advisor. 1995: UMS Corp., Phoenix, AZ., Business advisor.
1994:  Don Crampton & Associates,  Phoenix, AZ.  Business advisor.
1993:  Alpha Pacific Corp., Memphis, TN.  Business advisor.

     Mr. Webb holds a B.Sc. from Milligan College, in Tennessee and an LLB. from the University of Ottawa, Ottawa, Canada. He completed his articles at the International law firm of Olsler Hoskin & Harcourt, and was admitted to the Bar as Barrister-at-Law at Osgoode Hall, Toronto, Canada.

MICHAEL MACKAY (Age 40), Chief Technology Officer.  Santa Clara, CA.

1996 to Present:  Renaissance International Group, Ltd., Chief Technology
     Officer.
1992 to Present:  Renaissance Center, President and Chief Technology
     Officer. Founder of consulting firm operating as a virtual corporation by incorporating a network of teams' structure. This organization has contributed significantly to the development of high end media projects. Associated projects include, among others: (i) GM Hughes Electronics' Hughes Satellite Communications, Analyst under contract to lead the team to generate the test procedures for bringing system on line; (ii) SunUP Design Systems, design engineering

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     for next generation broadcast automation system for large multichannel installations; (iii) DiviCom, provided comparative market product research, needs assessment and technical documentation; and (iv)
     MEASAT Malaysian DBS, designed and generated request for proposal documents for the Malaysian DBS system ASTRO MEASAT and participated in award of contract proposal.
1989 to 1992:  Sony Corp., Director of New Products and Technology at
     Sony's Advanced Video Technology Center.

PETER de KREY (Age 44), Vice President of International Business
Development and Secretary.

1991 to Present:  Renaissance International Group, Ltd. Vice President of
     International Business Development and Secretary.
1981 to 1992:  Schlumberger GmbH.  Manager and Field Engineer in the United
     Kingdom. Schlumberger is a high-tech service company to the oil industry. Mr. de Krey held technical, marketing, sales and operations management positions in six different countries.

     Mr. de Krey received a Bachelors of Science in Marine Engineering from Amsterdam Marine Engineering College in 1976. Through Schlumberger Mr. de Krey obtained the equivalent of a Bachelor of Science in Electrical Engineering in the United Kingdom. Mr. de Krey speaks four languages fluently (English, Dutch, German and French).

WALTER VOGEL (Age 58), Director.

March 1998 to Present: Renaissance International Group, Ltd., Director. 1990 to Present: MC Management GmbH, Owner and President of German
     management consulting firm.

HAROLD ROBERTS (Age 70), Director.  Santa Fe, New Mexico.

1996 to Present:  Renaissance International Group, Ltd., Director.
1996 to Present:  SunRay Oil Company, a Nevada corporation, President and
     Director.
1996 to Present:  Candu, Inc. a Nevada corporation, Secretary, Treasurer and Director.
1994 to Present:  Verilite Aircraft Corporation, a New Mexico corporation,
     President and a Director.
1955 to Present: Mr. Roberts maintains a private law practice in Santa Fe, NM.

     Mr. Roberts is a graduate of the University of Colorado Law School where he was an editor of the Rocky Mountain Law Review. Mr. Roberts was admitted to the Bar in New Mexico in 1955.

                                 - 13 -

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JOHN WILLIAMS (Age 38), Chief Financial Officer.  Phoenix, Arizona.

March 1998 to Present:  Renaissance International Group, Ltd. Chief
     Financial Officer.
1996 to March 1998:  Bell Sports Corp., Vice President of Finance and
     Controller.
1994 to 1995: MicroAge Computer Corporation, Assistant Controller. 1989 to 1994: Price Waterhouse LLP, Senior Audit Manager.

     Mr. Williams is a graduate of the University of Rhode Island (B.S. in Accounting). He became a Certified Public Accountant in 1984, and is a Member of the Connecticut Society of Certified Public Accountants and of the American Institute of Certified Public Accountants.

WILLIAM D. O'NEAL (Age 38), Senior Vice President, General Counsel and Director. Phoenix, Arizona.

October 1997 to Present:  Renaissance International Group, Ltd., Senior
     Vice President, General Counsel and Director.
1995 to 1997:  Quarles and Brady, Phoenix, AZ, Attorney at Law.
1994 to 1995: Beus, Gilbert & Morrill, Phoenix, AZ, Attorney at Law. 1993 to 1994: O'Connor Cavanaugh, Phoenix, AZ, Attorney at Law.

     In 1984, Mr. O'Neal received his undergraduate degree in Professional Music from Berklee College of Music, Boston, MA. Mr. O'Neal is a graduate of University of Oregon School of Law, Eugene, OR. (1991). Mr. O'Neal was admitted to the Alaska Bar in 1991 and the Arizona Bar in 1993.

JAMES JONES (Age 26), Vice President of Finance and Investor Relations. Phoenix, Arizona.

1996 to Present:  Renaissance International Group, Ltd., Vice President of
     Finance and Investor Relations.
1994 to 1996: Alanco (Beijing) Environmental Resources Technology, a division of Alanco Environmental Resources Corporation, a Nasdaq listed company. President. This division employed eight employees at the time.
1991 to 1994:  Alanco Environmental Resources Corporation, Director of
     Investor Relations.

     (b)  SIGNIFICANT EMPLOYEES

RICHARD RICE, (Age 42), Director of Engineering. Mr. Rice oversees and manages various engineering projects. Mr. Rice holds a B.S. in Electrical Engineering from Arizona State University (1979).

     (c)  FAMILY RELATIONSHIPS

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James Jones is the nephew of Kevin L. Jones and he is the   step-son of
Richard Rice.

     (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There are no legal proceedings to report.

ITEM 6.   EXECUTIVE COMPENSATION

     (a)  SUMMARY COMPENSATION TABLE

====================================================================================================
                                                                  Securities
                                              Other    Restric-   Underly-
                                              Annual   ted        ing                 All
Name and                                      Compen-  Stock      Options/   LTIP     Other
Position            Year    Salary    Bonus   sation   Award(s)   SARs       Payouts  Compensation
                             (US$)     ($)     ($)       ($)        (#)        ($)       ($)
----------------------------------------------------------------------------------------------------
Tennessee Webb       1997   82,344     0       18,000   3,300     0           0        0

Michael MacKay       1997   64,329     0       46,600   1,655     0           0        0

Peter de Krey        1997   61,224     0            0   1,655     0           0        0

James Jones          1997   20,000     0       46,600   1,655     0           0        0

Kevin Jones          1997   20,000     0       40,000   1,655     0           0        0

     (b)  OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)

          None

     (c)  AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
          FY-END OPTION/SAR VALUES

          None

     (d)  LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

          None

     (e)  COMPENSATION OF DIRECTORS


          1.   Standard Arrangements.

The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

          2.   Other Arrangements.
There are no other arrangements.

     (f)  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND
     CHANGE-IN-CONTROL ARRANGEMENTS

There were no employment contracts among the Company and any of its management at the end of the 1997 fiscal year. Subsequently, each member of management has entered into an employment contract with the Company. These contracts are attached as Exhibit 4 (i).

     (g)  REPORT ON REPRICING OF OPTIONS/SARS.

          None.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company acquired 300,000 shares of Nuclear Corporation of New Mexico
(NCNM) for $20,000. These shares became assets of Renaissance Center, Inc. and the proceeds of the sale were used by the management of NCNM to complete the due diligence resulting in the Agreement and Plan of Merger between the two companies. On July 2, 1997, Renaissance Center, Inc. ceased to exist as a separate entity and NCNM changed its name to Renaissance International Group, Ltd. The 300,000 shares acquired in this transaction were distributed to various officers of RIGL as bonuses for completing the merger.

The Company issued 3,632,916 shares to Company officers in exchange for the right, title and interest to proprietary technology.

The Company issued 382,250 common shares in exchange for services rendered of which 339,500 were issued to Company officers for services rendered in acquiring contract for a high-technology center at Bablesberg, Germany.

ITEM 8.   LEGAL PROCEEDINGS

There are no legal proceedings to report involving the Company or its management.

ITEM 9.   MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
          MATTERS

     (a)  MARKET INFORMATION
          ------------------

The Company's Common Stock is valued at $1.875 per share based upon the last transaction occurring before the market close on April 1, 1998. The Company's stock is listed for sale on the OTC Electronic Bulletin Board. However, certain of the Company's shareholders have made private sale transactions through the Company. Currently, the Company does not have a stock option plan.

On October 20, 1997, Berry-Shino securities of Phoenix, Arizona received clearance from the NASD to trade the Company's common stock on the Electronic Bulletin Board Quotation System under the symbol "RNIG." The Company received a new CUSIP number on October 21, 1997 and the first trade was executed on October 22, 1997. During calendar year 1997, 3,204,800 shares were sold to 120 individuals pursuant to Regulation D. Certificates for these securities were issued with restrictive legends. Of these shares, 100,000 were purchased by Walter Vogel, a director of the Registrant, and may only be publicly sold pursuant to Rule 144.

     (b)  HOLDERS
          -------

There are 584 holders of the Company's Common Stock.

     (c)  DIVIDENDS
          ---------

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Effective October 22, 1997 warrants were issued to existing stockholders to acquire 1,180,800 preferred shares at a price of $2.00 per share and 750,000 common shares at a price $2.30 per share. The warrants expire on October 22, 1999.

Management had previously approved 2,000,000 shares of Series A.1 Preferred Stock under similar terms to that of the Series A Preferred Stock. As of December 31, 1997, the Company had received subscriptions totalling $961,250.

During the year ended September 30, 1997, the Company completed the following stock transactions from its authorized but unissued capital shares:

Payments in the amount of $2,266,600 were received on Series A Preferred Stock subscriptions and $2,670 received on common stock subscriptions. Costs and expenses relating to these sales totalled $62,500 of which $60,000 was converted into preferred shares at the request of the selling agents.

The Company issued 217,250 common shares in exchange for services rendered.

During the year ended September 30, 1996, the Company completed the following stock transactions from its authorized but unissued capital shares.

The Company began a private placement of its Series A Preferred Stock and Series A.1 Preferred Stock in September 1996. The private placement was for 3,000,000 shares at a price of $1.00 per share. These shares carried a conversion to common on a 1 for 1 basis when the Company became publicly traded and listed on an exchange. This occurred in the fall 1997, and all Series A Preferred and Series A.1 Preferred have now been converted to common. Payments in the amount of $35,000 were received in the Preferred Stock subscriptions.

The Company issued 1,010,814 shares for cash. Cash in the amount of $250 was received in exchange for these shares and subscriptions receivable in the amount of $3,470 was recorded.

The following table sets forth the sale of unregistered securities by the Company during the three years ended March 31, 1998. Of the holders depicted, all except for 92 of the holders, acquired their shares from Josepthal, Lyon & Ross GmbH in Germany. Each of these holders is a European resident. The Company sold the shares to Josepthal Lyon & Ross in a transaction exempted from Section 5 of the Securities Act of 1933 in reliance upon Regulation S (Rules 901 through 905).

Purchaser Name                     Date      Security(1)          Total
                                                             Consideration
                                                                 (2)(3)
------------------                 ----      -----------     --------------

491517 Ontario, Inc.              10/02/96       25,000           25,000
Abdin, Oussama                    02/24/97      110,000          110,000
Agar, Ronald                      10/02/96       25,000           25,000
Alraqbani, S. Mohammed            02/24/97      100,000          100,000
Apel, Manfred                     09/29/97       10,000           10,000
Apel, Manfred                     11/18/97        5,000            5,000
Apitzsch, Wolfgang Dr.            10/11/97        3,000            3,000
Apitzsch, Wolfgang Dr.            11/18/97        1,500            1,500
Baker Bros. Title Co.             03/15/97       10,000           10,000
Bartel, Joern                     10/17/97        3,000            3,000
Bartel, Joern                     11/18/97       10,000           10,000
Bartonek, Roger                   09/29/97        5,000            5,000
Bartonek, Alexander               11/18/97        3,000            3,000
Bauer, Heidemarie                 09/29/97       10,000           10,000
Baeder, Udo                       12/10/97       80,000           80,000
Baumeister, Wolfgang              11/18/97        5,400            5,400
Banghard, Egon                    11/18/97      100,000          100,000
Bechmann, Dr. Horst               11/18/97        2,400            2,400
Bentlage, Dirk                    09/29/97        4,000            4,000
Bergmann, Udo                     09/29/97        3,415            3,415
Bergmann, Udo                     11/18/97        2,500            2,500
Bernd, Andreas                    09/29/97        5,000            5,000
Bidlingmaier, Dieter              11/18/97        5,000            5,000

Bilinski, Horst                   11/18/97        2,000            2,000
Blanke, Juergen                   09/29/97       51,500           51,500
Blanke, Juergen                   11/18/97       20,000           20,000
Brauemer, Reinhold                11/18/97      225,000          225,000
Braun, D. Karl                    11/18/97        1,500            1,500
Breu, Manfred                     09/29/97        7,500            7,500
Brinkmann, Willi                  10/17/97       18,000           18,000
Brunner, Adolf                    09/29/97        5,000            5,000
Bryner, Joseph B.                 12/04/96       10,000           10,000
Bryner, Joseph B.                 06/28/97       10,000           10,000
Bubeck, Wolfgang                  10/17/97        4,000            4,000
Budny, Silvia                     09/29/97        3,000            3,000
Buesching, Gerhard                11/18/97        2,000            2,000
Christ, Lothar                    11/18/97       40,500           40,500
Cicinelli, David A.               08/22/97       10,000           10,000
Courtin, Michael                  11/18/97        8,500            8,500
Cronberger, Hans-Joachim          11/18/97        5,500            5,500
Daniels Family Trust,
Gene F. & Maria Rose              03/15/97       10,000           10,000
DeHesse, Valdemar
& Ellen                           12/10/97       10,000           10,000
Dekker, Marcel                    02/22/97       50,000           50,000
Delmastro, Thomas J.              02/05/97       50,000           50,000
Deylitz, Heinz                    11/18/97        5,000            5,000
Diener, Thomas                    09/29/97        5,000            5,000
Dietrich, Karl                    09/29/97        5,000            5,000
Dittmann, Lothar                  09/29/97        3,000            3,000
Doering, Clemens                  09/29/97       15,000           15,000
Doering, Clemens                  11/18/97        5,000            5,000
Donnerstag, Dr. Hans
Christian                         03/26/97       20,000           20,000
Drautz, Siegfried                 12/10/97       10,000           10,000
Droose, Marion                    01/07/98        2,500            2,500
Duffy, Gary Patrick               07/01/97       15,000           15,000
Duzniak, Pawel                    09/29/97        7,000            7,000
Duzniak, Pawel                    11/18/97        3,000            3,000
Marketing Def. Ben.
Pension Plan - Marston,
Eric                              09/12/96       10,000           10,000
Eckert, Matthias                  09/29/97        5,000            5,000
Eckert, Matthias                  11/18/97        5,000            5,000
Edinger, Christian                11/06/97       20,000           20,000
Eggink, Evert                     05/30/97      100,000          100,000
Emblin trust 8/7/91,
Robert T. & Janet L.              12/12/96        5,000            5,000
Embs, Klaus J.                    03/26/97       10,000           10,000
Eschmann, Hans-Juergen            09/11/97       10,000           10,000
Fabian, Dieter                    09/29/97        2,000            2,000
Fabriz, Siegfried                 09/29/97        6,000            6,000
Fabriz, Siegfried                 11/18/97        6,000            6,000
Fahl, Albert                      09/29/97        3,000            3,000
Falke, Eckhard                    01/07/98        5,000            5,000

Faller, Peter                     09/29/97        3,000            3,000
Feit, Gernot                      02/20/98       28,000           28,000
Fichtner, Gerald                  10/02/97        3,000            3,000
Fichtner, Gerald                  01/07/98        1,000            1,000
Fischer, Ralf                     09/29/97        3,000            3,000
Flynn, Philip G.                  02/25/97       25,000           25,000
Fossey, Heidi J.E.                12/12/96        5,000            5,000
Fredrich, Horst                   09/29/97       20,000           20,000
Fredrich-Christ,
Kirstin                           09/29/97       20,000           20,000
Friedhofen, Rolf                  03/25/97       10,000           10,000
Fuchs, Erwin                      09/29/97        8,000            8,000
Gebel, Dr. Joachim                09/29/97       10,600           10,600
Gebel, Dr. Joachim                11/18/97        7,200            7,200
George, Joerg                     09/29/97        3,000            3,000
Gildhuis, Rainer                  03/28/97       20,000           20,000
Glass, John Ryan                  01/06/97        3,000            3,000
Glass, Jeffrey M.                 01/06/97        1,500            1,500
Glass, John F. & Sally            01/06/97       10,000           10,000
Glass, John in trust
for Chelsea                       01/06/97        1,500            1,500
Goetz, Gert                       09/29/97        1,500            1,500
Goetz, Gert                       01/07/98        1,500            1,500
Goethe, Thomas                    01/07/98        2,500            2,500
Goldberg, Rhonda                  10/02/96       10,000           10,000
Goldhar, Meyer                    10/28/96       10,000           10,000
Goltz, Andreas                    09/29/97        4,500            4,500
Goltz, Andreas                    07/01/96        1,000            1,000
Gottlieb, Brian J.                11/28/96        5,000            5,000
Gottlieb, Carly                   10/28/96       10,000           10,000
Gottlieb, Shaila                  10/28/96       10,000           10,000
Gottlieb, Elyse                   10/28/96       10,000           10,000
Grabmeier, Josef                  09/29/97        6,000            6,000
Graham, Cathy                     10/03/96       10,000           10,000
Graham, Bruce A.                  11/29/96       15,000           15,000
Graham Family Trust               01/06/97       10,000           10,000
Grant, Karen L.                   07/01/97       10,000           10,000
Great SW Mortg. Corp.             11/29/96       10,000           10,000
Great SW Mortg. Corp.             03/17/97       20,000           20,000
Grobe, Patrik                     09/29/97       15,000           15,000
Grobe, Patrik                     01/07/98        5,000            5,000
Gross, Gerd                       09/29/97        3,000            3,000
Haberecht, Ralph                  09/29/97        2,000            2,000
Haegele, Wolfgang                 09/29/97        6,000            6,000
Harries, Guenther                 01/07/98        3,500            3,500
Heichel, Wolfgang                 10/17/97        5,500            5,500
Hein, Harley & Janet              10/22/96       10,000           10,000
Hein, Herbert                     09/29/97        3,500            3,500
Hellwage, Albert                  01/07/98        5,000            5,000
Henschel, Edward C.               06/16/97       65,000           65,000
Henschel, Edith G.                11/25/97       22,000           22,000
Hermann, Rolf                     09/29/97       80,000           80,000

Hermann, Rolf                     12/10/97       60,000           60,000
Herold, Armin                     09/29/97        6,900            6,900
Highsmith, Robert                 11/12/96        5,000            5,000
Hill, Eric                        12/13/96      100,000          100,000
Hines, Scott                      08/27/97       20,000           20,000
Hirschfelder, Hans                09/29/97       32,000           32,000
Hoffman, Helga                    01/07/98        5,000            5,000
Hofmann, Richard                  09/29/97        7,000            7,000
Hood, Patricia                    10/28/96       20,000           20,000
Hood Patricia                     07/01/97        5,000            5,000
Hubbard Ford, Karen               12/23/97       46,000           46,000
Huettinger, Konrad                09/29/97        8,000            8,000
Huettinger, Konrad                01/07/98        3,000            3,000
ISG Capital Markets GmbH          01/07/98        2,100            2,100
ISC Capital Markets GmbH          12/10/97       12,000           12,000
ISC Capital Markets GmbH          02/19/98        1,000            1,000
Ivie, Sherry                      10/28/96        5,000            5,000
Jaenicke, Juergen                 09/29/97       30,000           30,000
Jaenicke, Juergen                 02/20/98       10,000           10,000
Jaramillo, Susan                  10/28/96        5,000            5,000
Jell, Anton                       09/29/97        4,000            4,000
Jesemann, Guido                   09/29/97        3,000            3,000
Jones, Richard H.                 03/15/97        5,000            5,000
Juenger, Britta                   11/25/97        1,000            1,000
Kallabis, Stefan                  02/20/98       50,000           50,000
Karl, Stefan                      09/29/97       25,000           25,000
Karl, Stefan                      02/20/98       10,000           10,000
Karle, Erhard                     09/29/97        3,000            3,000
Karle, Erhard                     02/20/98        2,500            2,500
Karow, Michael                    09/29/97       10,000           10,000
Karow, Michael                    11/18/97        5,000            5,000
Kasberger, Siegfried              09/29/97        6,000            6,000
Kasberger, Siegfried              02/20/98        7,000            7,000
Kilgus, Guenther E.               09/29/97        9,000            9,000
Kiwan, Anis                       09/29/97        5,000            5,000
Kiwan, Anis                       02/20/98       10,000           10,000
Klingelhoefer, Ralf               09/29/97        7,500            7,500
Klingner, Dr. Walter              02/20/98        5,000            5,000
Koblitz, Siegmar                  09/29/97        3,000            3,000
Koenig, Kurt                      09/29/97       10,000           10,000
Koehler, Franz-Josef              02/20/98        5,000            5,000
Kompauer, Fred                    09/11/97        6,000            6,000
Kopplin, Karl-Heinz               09/29/97        2,000            2,000
Kopplin, Karl-Heinz               02/20/98        2,000            2,000
Kreckel, Reinhard                 09/29/97       10,000           10,000
Kreienbuehl, Beat                 09/29/97        5,000            5,000
Kreienbuehl, Beat                 02/20/98        2,500            2,500
Kubler, Hans-Joerg                09/29/97        3,000            3,000
Kuenzlen, Martin                  10/17/97        3,000            3,000
Langreck, Ingo                    09/29/97        2,000            2,000
Lebbe, Agnes                      02/20/98        5,000            5,000
Leimlehner, Sabine                09/29/97        5,000            5,000

Leimlehner, Sabine                02/20/98        2,500            2,500
Lembo, Lawrence                   08/18/97        5,000            5,000
Lenz, Siegfried                   09/28/97        8,000            8,000
Lenz, Siegfried                   02/20/98        4,000            4,000
Lindzon, Howard                   10/03/96       25,000           25,000
Lindzon, Sandra                   10/03/96       25,000           25,000
Loibl, Nicolas                    09/29/97        3,000            3,000
Luerzer, Walter                   10/17/97       30,000           30,000
Maschmeyer, Hainfried             09/29/97        5,000            5,000
Massman, Sheila                   10/28/96        5,000            5,000
Mertens, Helmut                   02/20/98        5,000            5,000
Meyer, Friedel                    09/29/97        5,000            5,000
Meyers, Mark                      09/03/97       10,000           10,000
Miller, Kenneth J.                03/15/97        5,000            5,000
Mishkin, Keith                    02/12/97       25,000           25,000
Mitcham, Franklin D.              09/19/96        5,000            5,000
Micham Profit Sharing
Plan, Franklin D.                 12/23/96       15,000           15,000
Mueller, Dr. Christian            09/29/97        3,000            3,000
Neff, Peter & Michele             09/11/96       10,000           10,000
Neth, Claus                       09/29/97       35,000           35,000
Oettinger, Helmut                 02/20/98        3,000            3,000
Obraczka, Michael                 09/11/97       20,000           20,000
Oehler, Fritz                     09/29/97        5,000            5,000
Ott, Franz                        02/20/98        3,000            3,000
Petrotta, Gianmaria               02/20/98        5,000            5,000
Pralow, Uta                       09/29/97        8,000            8,000
Pronk, Fillippus                  09/29/97        4,000            4,000
Ranke, Stef                       11/15/96       15,000           15,000
Rauch, Dr. Juergen                09/29/97        5,000            5,000
RB Advancement, Inc.              09/29/97       10,000           10,000
Reilly, James A.                  06/30/97       10,000           10,000
Reimann, Dr. Peter                09/29/97       10,500           10,500
Reimers, Karl-Heinz               09/29/97        5,000            5,000
Reimers, Karl-Heinz               02/20/98        1,000            1,000
Rieth, Mark F.                    11/29/96       10,000           10,000
Roberts, Richard B.               04/03/97       12,500           12,500
Roberts Family Trust
George R. & Gail M.               04/03/97       12,500           12,500
Roberts Family Trust
Peter W. & Patricia A.            04/03/97       12,500           12,500
Roberts Family Trust
Thomas R. & Stacey A.             04/03/97       12,500           12,500
Roggensack, Peter                 09/29/97        3,000            3,000
Roussinos, Michael                09/29/97        2,360            2,360
Roussinos, Michael                01/07/98       17,640           17,640
Ruetten, Ludger                   03/15/97       10,000           10,000
Rugolos, JTWROS,
Barbara Jane & Louis              08/18/97       25,000           25,000
Saplis, Jeff                      10/16/96       25,000           25,000
Saplis, Jeff                      07/01/97       25,000           25,000
Sargon, Channa                    10/28/96        5,000            5,000

Sattari, Schanin                  09/29/97       11,000           11,000
Sauer, Juergen                    09/29/97        4,000            4,000
Schattinger, Vinzenz              09/29/97      100,000          100,000
Schechter, Shai                   10/28/96       10,000           10,000
Schenk, Gerhard                   09/29/97        3,000            3,000
Schenk, Gerhard                   02/20/98        3,000            3,000
Schippel, Dr. Karl W.             09/11/97       70,475           70,475
Schippel, Dr. Karl W.             02/20/98       42,000           42,000
Schmalt, Peter                    09/29/97        3,000            3,000
Schmauss, Fred                    09/16/96        5,000            5,000
Schoensiegel, Hans-Peter          09/29/97       10,000           10,000
Scholz, Erich                     09/29/97       12,000           12,000
Schumann, Klaus                   09/29/97        3,000            3,000
Schusser, Heidi                   02/20/98        5,000            5,000
Schwabe, K.                       02/20/98        3,500            3,500
Schwanitz, Achim                  09/29/97        3,000            3,000
Schweizer, Edgar                  01/07/98      250,000          250,000
Seiz, Walter                      06/16/97       65,000           65,000
Sernaker, Sandy                   10/28/96        5,000            5,000
Sifferlinger, Peter               09/29/97        5,000            5,000
Smee, Judy M.                     08/12/97       10,000           10,000
Sorenson, Alfred R.               08/22/97       10,000           10,000
Spens, Guenther                   11/25/97        7,800            7,800
Stang, Klaus                      09/29/97        6,000            6,000
Stelter, Martin                   11/18/97        3,000            3,000
Stollenmeier, Kurt                02/20/98        5,000            5,000
Suleiman, David                   02/20/98        4,600            4,600
Susser, Norman                    10/07/97       10,000           10,000
Teuber, Udo                       09/29/97        7,000            7,000
Tortora, Eleanor                  02/12/97       25,000           25,000
Tradepack, Inc.                   04/29/97       20,000           20,000
Traum, Joerg                      09/29/97        3,000            3,000
Trentin, Rainer                   09/29/97       10,000           10,000
Van Maanen, F.E.                  09/29/97        5,000            5,000
VanSickle, John & Lisa            08/23/97       37,000           37,000
VanSickle, Joseph W.              08/23/97       10,000           10,000
VanSickle in trust for
Breanna L.; John W.               08/23/97       10,000           10,000
VanSickle, in trust for
Michael A.                        08/23/97       10,000           10,000
Van Woensel, Guido                02/20/98        3,000            3,000
Vogel, Edletraud                  09/29/97        5,000            5,000
Vogel, Walter                     03/05/97      100,000          100,000
Vogel, Guenther                   09/29/97        3,000            3,000
Vogel, Guenther                   02/20/98        5,000            5,000
VonHahn, Cecile                   10/02/97        5,000            5,000
Wagner, Thorsten                  09/29/97      100,000          100,000
Wagner, Thorsten                  01/07/98      100,000          100,000
Wattnem, Shelly                   10/28/96        5,000            5,000
Wattnem Revocable Trust,
Bonnie May                        10/28/96       30,000           30,000
Wattnem Revocable Trust,

Bonnie May                        12/23/96       20,000           20,000
Wattnem Revocable Trust,
Bonnie May                        04/15/97       30,000           30,000
Welle, Dr. Oliver                 09/29/97       33,750           33,750
Welle, Dr. Oliver                 01/07/98       10,500           10,500
Wende, Goetz                      10/17/97        6,000            6,000
Wendler, Ralf                     08/04/97       10,000           10,000
Wenzel, Jutta                     09/29/97        1,500            1,500
Werner, Kurt                      09/29/97        5,000            5,000
Wibbelink, J.                     01/07/98       25,000           25,000
Wild, Ernst                       09/11/97       10,000           10,000
Wild, Ernst                       09/29/97       10,000           10,000
Winham Trust, Kenneth C.
and Vicky L.                      03/15/97       10,000           10,000
Winkler, Ferdinand                02/20/98        5,000            5,000
Wirrig, Steven R.                 09/19/96        5,000            5,000
Wobig, Thorsten                   09/29/97        5,000            5,000
Wolpert, Bernd                    03/26/97       20,000           20,000
Wonschik, Dr. Christo             02/20/98        3,000            3,000
Wundersee, Dr. Wolf               02/20/98        3,000            3,000
Zehendner, Christian              09/29/97       10,000           10,000
Zindel, Holger                    02/20/98        3,600            3,600
Zeisberg, Gerald                  09/29/97        6,000            6,000
_________________________________________________________________________
                                              4,427,240        4,427,240

(1) All securities are Common Shares. All holders have a one for two warrant to acquire one half of the shares currently owned, as depicted above, at the OTC Electronic Bulletin Board initial trading price which was $2.00 per share.

(2) Consideration received was $1.00 per share in each instance.

(3) Each share sold was sold in reliance upon certain exemptions from the registration provisions of Section 5 of the Securities Act of 1933. These exemptions include Rules 505 and 506 of Regulation D promulgated under Sections 3(b) and 4(2) in that each purchaser was provided with a private placement memorandum describing all material information about the Company and which complied with the model form contained in Form 1-A for such documents and the offering amount was within the limits permitted by such rules.

ITEM 11.  DESCRIPTION OF SECURITIES

Common Stock: The Company is authorized to issue up to 25,000,000 shares of its $.001 par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders of the Company. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights. As of March 31, 1998, there were 12,131,134 shares outstanding.

<PAGE.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-laws at Article V. provide that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person from whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

ITEM 13.  FINANCIAL STATEMENTS

The Financial Statements are set forth below, after Item 15, and include audited financial statements for the fiscal years ended September 30, 1997, and September 30, 1996, and unaudited financial statements for the three month periods ended December 31, 1997, and 1996.

(i) Consolidated Financial Statements Renaissance International Group, Ltd. for Fiscal Years Ended September 30, 1997 and 1996.

(ii) Interim Consolidated Financial Statements for the Periods Ended December 31, 1997, and 1996, - Unaudited

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  INDEX TO EXHIBITS

3.     (i)     Articles of Incorporation
       (ii)    Bylaws

10.    Material Contracts
       (i) Employment Agreement Among Kevin Jones and Renanissance International Group, Ltd.
       (ii) Employment Agreement Among Peter de Krey and Renaissance International Group, Ltd.
       (iii) Employment Agreement Among James Jones and Renaissance International Group, Ltd.
       (iv)    Employment Agreement Among John A. Wiliams and

               Renaissance International Group, Ltd.
       (v) Employment Agreement Among William D. O'Neal and Renaissance International Group, Ltd.
       (vi) Memorandum of Understanding Among Tennessee Webb and Renaissance International Group, Ltd.
       (vii)   The Contract among MDI of Arizona and the Company
       (viii)  The Contract among Medasys System and the Company

21.    (i)     Subsidiaries of the Registrant

23.    (i)     Consent of Experts

27.    (i)     Financial Data Schedule

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
                      (A Development Stage Company)

                    CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF DECEMBER 31, 1997 AND 1996

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
                      (A Development Stage Company)






CONTENTS


                                                                 Page
                                                                 Number

Consolidated Balance Sheets as of December 31, 1997
     and September 30, 1997                                      3

Consolidated Statements of Operations for the three months
     ended December 31, 1997 and 1996                            4

Consolidated Condensed Statements of Cash Flows for the three
     months ended December 31, 1997 and 1996                     5

Notes to Consolidated Financial Statements                       6-9

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
                       CONSOLIDATED BALANCE SHEETS
                      (A Development Stage Company)


                                               December 31,   September 30,
                                                   1997            1996
                                               ------------    ------------
                                                (unaudited)
ASSETS
------
Current assets:
  Cash and cash equivalents                      $2,064,289     $  841,702
  Accounts receivable                                     -              -
  Other receivables                                   5,539          5,342
                                                 ----------     ----------
      Total current assets                        2,069,828        847,044

Property and equipment                              106,200         87,510
Less accumulated depreciation                       (23,172)       (15,814)
                                                 ----------     ----------

      Net property and equipment                     83,028         71,696

Other Assets
  Organization costs                                  1,560          1,560
  Shareholder loans                                 150,141        105,841
  Other interest bearing loans                       40,000         70,000
  Proprietary technology                             13,000         13,000
  Technology rights                                       -         10,000
  Deposits                                              790            790
  Less accumulated amortization                        (390)          (812)
                                                 ----------     ----------

      Net other assets                              205,101        200,379
                                                 ----------     ----------

      Total assets                               $2,357,957     $1,119,119
                                                 ==========     ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Accounts payable                               $  227,153     $    4,708
  Accrued payroll taxes                              24,087         22,715
  Due to shareholders                                 2,460          5,103
                                                 ----------     ----------

      Total current liabilities                     253,700         32,526

Commitments and contingencies

Stockholders' equity:
  Preferred stock; $.001 par value;
  authorized 15,000,000 shares,
    Series A, 3,000,000 authorized:
     Shares subscribed; 638,400 at
     September 30, 1997                                                638
     Shares issues and outstanding;
     2,361,600 at September 30, 1997                                 2,362
    Series A.1, 2,000,000 authorized:
     Shares subscribed; 1,038,778 at
     December 31, 1997                                1,039
  Additional paid-in-capital                      1,037,739      2,934,500
  Subscriptions receivable                       (1,038,778)      (638,400)
                                                 ----------     ----------
      Total preferred stock                               -      2,299,100
                                                 ----------     ----------

  Common stock; $.001 par value; authorized
   25,000,000 shares; issued and outstanding:
   10,583,752 and 6,537,530 shares at
   December 31, 1997 and at September 30,
   1997, respectively                                10,584          6,537
  Additional paid-in capital                      4,065,358        365,005
  Subscriptions receivable                                -           (800)
                                                 ----------     ----------
      Total common stock                          4,075,942        370,742
                                                 ----------     ----------

  Accumulated deficit                            (1,971,685)    (1,583,249)
                                                 ----------     ----------
      Total stockholders' equity                  2,104,257      1,086,593
                                                 ----------     ----------

      Total liabilities and
       stockholders' equity                      $2,357,957     $1,119,119
                                                 ==========     ==========

   See accompanying notes to these consolidated financial statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
                  CONSOLIDATED STATEMENTS OF OPERATIONS
                      (A Development Stage Company)
                               (unaudited)


                                                    Three Months Ended
                                               ----------------------------

                                               December 31,    December 31,
                                                   1997            1996
                                               ------------    ------------

REVENUE
  Corporate revenue                              $    1,550     $   12,500
  Royalty income                                         32            202
                                                 ----------     ----------

  Total revenue                                       1,582         12,702

DIRECT EXPENSE                                            -              -
                                                 ----------     ----------

GROSS PROFIT                                          1,582         12,702

GENERAL &  ADMINISTRATIVE EXPENSE                   378,951        274,604
                                                 ----------     ----------

NET OPERATING INCOME (LOSS)                        (377,369)      (261,902)

  Depreciation and amortization                     (26,936)        (1,384)
  Interest income                                    15,869            849
                                                 ----------     ----------

Net income (loss)                                $ (388,436)    $ (262,437)
                                                 ==========     ==========


Basic EPS                                        $    (0.04)    $    (0.04)
                                                 ==========     ==========

Diluted EPS                                      $    (0.04)    $    (0.04)
                                                 ==========     ==========













   See accompanying notes to these consolidated financial statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
             CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                      (A Development Stage Company)
                               (unaudited)


                                                    Three Months Ended
                                               ----------------------------

                                               December 31,    December 31,
                                                   1997            1996
                                               ------------    ------------

CASH FLOWS PROVIDED BY (USED IN)
OPERATING ACTIVITIES:
  Net cash provided by (used in)
  operating activities                           $ (349,145)    $ (294,266)
                                                 ----------     ----------

CASH FLOWS PROVIDED BY (USED IN)
INVESTING ACTIVITIES:
  Capital expenditures                              (18,690)       (27,199)
  Expenditures to acquire intangible
  assets                                            (10,000)        (1,560)
                                                 ----------     ----------

    Net cash provided by (used in)
    investing activities                            (28,690)       (28,759)
                                                 ----------     ----------

CASH FLOWS PROVIDED BY (USED IN)
FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                800
  Proceeds from issuance of preferred stock       1,599,622        536,000
                                                 ----------     ----------

    Net cash provided by (used in)
    financing activities                          1,600,622        536,000
                                                 ----------     ----------

Net increase in cash and cash equivalents         1,222,587        212,975

Cash and cash equivalents at beginning
of period                                           841,702          9,345
                                                 ----------     ----------

Cash and cash equivalents at end of period       $2,064,289     $  222,320
                                                 ==========     ==========









    See accompanying notes to these consolidated financial statements

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
                      (A Development Stage Company)
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

a.   Organization of business

The Company was incorporated as Nuclear Corporation of New Mexico (NCNM) in December 1968 for the purpose of mineral, oil and gas exploration.
$300,000 was initially raised for exploration activities and NCNM remained active in this business until 1974. Since 1974, NCNM has been substantially inactive, receiving only residual income from over-riding royalty interest in oil and gas leases.

In April, 1994 NCNM moved its domicile from the state of New Mexico to Nevada. From that period until its combination with Renaissance Center, Inc. (RenCen) NCNM remained substantially inactive.

The management of RenCen instituted a 1 for 2 reverse split of its common stock held by management prior to the combination with NCNM. Subsequently, RenCen decreased the number of authorized shares of common stock, par value $.001, from 50 million to 25 million shares. In addition, the number of shares issued and outstanding were reduced on the basis of 1 for 2 with any scrip shares created as a result of the reverse rounded up to the next whole share. No reduction or alterations were made to the preferred shares of RenCen.

This business combination was accounted for as a pooling of interest. The name of the merged companies was changed to Renaissance International Group, Ltd (the Company) on July 2, 1997.

Subsequent to the reverse split and prior to the combination with NCNM, the outstanding common shares of RenCen were 5,025,980 shares and were distributed as follows:

          Shares issued for proprietary technology          3,632,916
          Shares issued for cash                            1,010,814
          Shares issued for services                          382,250
                                                            ---------

          Total shares issued                               5,025,980
                                                            ---------


b.   Nature of business

The Company, through its subsidiary, RenCen owns a proprietary technology developed by an officer of the Company for the integration of equipment and components in high-tech digital multimedia studios.

Management has recognized that recent developments in data storage devices and optical transmission capabilities have greatly increased the capability to transfer, store and retrieve data. Hierarchical communication languages can be used to develop software applications which will make real-time access of this information a reality as well as adding artificial intelligence to core operating systems.

These recent developments, combined with the Company's own state-of-the-art proprietary technology have enabled it to look at alternative applications. Management believes that the health services industry may provide this alternative. This industry, though technically advanced in equipment, relies upon out dated record keeping and retrieval methods. The Company is actively pursuing acquisitions in the medical industry. Initially it has targeted physician groups, outpatient surgical centers, skilled nursing facilities and medical specialty organizations. It is management's intention to continue to examine all industries for possible applications of its proprietary technology as well as looking for opportunities to acquire other synergistic technologies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

b.   Accounting Method

The Company recognizes income and expenses based upon the accrual method of accounting. No allowances have been made for doubtful accounts as all revenues recognized to date have been collected.

c.   Unaudited Information and Basis of Presentation

The consolidated balance sheet as of December 31, 1997 and statements of operations and condensed cash flows for all periods included in the accompanying financial statements have not been audited. In the opinion of management these financial statements include all normal and recurring adjustments necessary for a fair presentation of such financial information. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

The financial information included herein has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The interim financial information and the notes thereto should be read in conjunction with the audited financial statements for the fiscal years ended September 30, 1997, September 30, 1996 and September 30, 1995 which are included in the Company's 1996 Annual Report to Stockholders.

d.   Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as follows:

               Furniture and equipment            5-7 years
               Automobiles                        5 years

e.   Income Taxes

The Company, a C Corporation, accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes).

The Company has not recorded a provision for income taxes to date, since the Company has generated operating losses. As of September 30, 1997, the Company has approximately $1,580,000 of net operating loss carry forwards which can be used to offset future taxable income.

f.   Management's Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g.   Recent Accounting Pronouncements

In February 1997, SFAS No. 128, "Earnings per Share" ("SFAS 128") was issued. Under SFAS 128, primary earnings per share is replaced by basic earnings per share and fully diluted earnings per share is replaced by diluted earnings per share.

In June 1997, SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130") was issued. SFAS 130 establishes standards for the reporting of comprehensive income and its components in a full set of general-purpose financial statements for periods beginning after December 15, 1997. Reclassification of financial statements for earlier periods for comparative purposes is required.

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") was issued. SFAS 131 revises information regarding the reporting of operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

The Company adopted SFAS 128 in the first quarter of fiscal 1998 and SFAS 130 and SFAS 131 in fiscal 1999 and does not expect such adoptions to have a material effect on the consolidated financial statements and footnotes.


NOTE 3 - OTHER ASSETS

Other assets consist of organization cost, shareholder loans, interest bearing loans to third parties, proprietary technology rights and deposits. Organization costs and deposits are nominal.

The loans to shareholders and interest bearing loans to third parties all bear interest at rates substantially above Arizona bank depository rates.

The investment in proprietary technology is considered a nominal amount and was based upon the par value of the original shares issued. The proprietary technology was transferred to the Company by principals. The technology represents the blueprint and foundation for the digital high-tech studio as well as its application in handling, managing and storing mega-data. The Company is in the review process with a patent attorney for filing of applications for patents and copyrights on this technology.

The Company optioned the right to patented Optical Collision Avoidance System (O-CAS) from its inventor for $20,000. These technology rights were written off in the quarter ended December 31, 1997 as these rights were no longer considered to have value to the Company.

NOTE 4 - SHAREHOLDERS' EQUITY

During the quarter ended December 31, 1997, the Company completed the following stock transactions from its authorized but unissued capital shares:

     Payments in the amount of $1,599,622 were received on the Series A and A.1 preferred stock subscriptions and $800 received on common stock subscriptions. Costs and expenses relating to the sales of these shares totaled $219,322. The preferred shares carry a conversion to common on a one for one basis and 3,961,222 were converted during the quarter ended December 31, 1997.

     The Company issued 25,000 shares in exchange for services rendered.

During the year ended September 30, 1997, the Company completed the following stock transactions from its authorized but not unissued capital shares:

     Payments in the amount of $2,266,600 were received in Series A preferred stock subscriptions and $2,760 received on common stock subscriptions. Costs and expenses relating to the sale of these shares totaled $62,500 of which $60,000 was converted into common shares, during the quarter ended December 31, 1997, at the request of the selling agents.

     The Company issued 217,250 common shares for services rendered.

Effective October 22, 1997 warrants were issued to existing stockholders to acquire 1,868,150 preferred shares at a price of $2.00 per share and 750,000 common shares at a price of $2.30 per share. The warrants expire on October 30, 1999. The Company granted certain of its executive officers and other individuals options to purchase shares of the Company's common stock. At December 31, 1997 options to purchase 511,730 shares of common stock were outstanding.

NOTE 5 - EARNINGS PER SHARE

In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which is effective for financial statements for both interim and annual periods ending after December 15, 1997. The new standard eliminates primary and fully dilutive earnings per share and requires presentation of basic and diluted earnings per share with disclosures of the methods used to compute the per share amounts.

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted earnings per share reflects the weighted-average common shares outstanding plus the potential effect of securities or contracts which are convertible to common shares such as options, warrants, and convertible debt and preferred stock. The adoption of this standard is not expected to have a material impact on earnings per share of the Company. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from exercise of stock options rather than the higher of the average or ending stock price as used in the computation of fully diluted EPS.

The following is a reconciliation between the components of the basic and diluted net income (loss) per share calculations for the periods presented below:

<CAPTION
                                                      THREE MONTHS ENDED:
                                      DECEMBER 31, 1997                  DECEMBER 31, 1996
                              ---------------------------------  ---------------------------------
                               INCOME       SHARES       PER      INCOME       SHARES       PER
                                                        SHARE                              SHARE
                                                        AMOUNT                             AMOUNT
                              --------     --------    --------  --------     --------    --------
BASIC INCOME (LOSS) PER
SHARE
 Net income (loss)            $(383,436)   9,161,674   $(0.04)   $(262,437)   6,013,280   $(0.04)
                                                       =======                            =======
EFFECT OF DILUTIVE SECURITIES
 Stock options/warrants
                              ----------   ---------             ----------   ---------
DILUTED NET INCOME (LOSS)
PER SHARE
 Net income (loss) plus
 assumed exercises and
 conversions                  $(383,436)   9,161,674   $(0.04)   $(262,437)   6,013,280   $(0.04)
                              ==========   =========   =======   ==========   =========   =======

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                    CONSOLIDATED FINANCIAL STATEMENTS

                    AS OF SEPTEMBER 30, 1997 AND 1996

          TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

BILLIE J. ALLRED
  Certified Public Accountant
-------------------------------------------------------------------------
                                          365 South 600 East (Alder Lane)
                                                     Post Office Box 1142
                                                      Pima, Arizona 85543
                                                 Telephone (520) 485-9462
                                                       Fax (520) 485-0105


                      INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors of Renaissance International Group, Ltd.

I have audited the accompanying balance sheets of Renaissance International Group Ltd., a development stage company, as of September 30, 1997 and 1996 and the related consolidated statements of operations and cash flows for the years ended September 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these consolidated financial statements based upon my audits.

I conducted my audits in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly in all material respects the financial position of Renaissance International Group, Ltd. as of September 30, 1997 and 1996 and the results of their operations and cash flows for the years ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 1, the Company has been in the development stage since October 1, 1994. At September 30, 1997 the Company has accumulated operating losses of $1,580,000. Realization of a major portion of the Company's assets is dependent upon its ability to meet future financing requirements, and the success of future operations, the outcome of which cannot be determined at this time.


                                           S/S/ BILLIE J. ALLRED


Pima, Arizona
January 6, 1998

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                       CONSOLIDATED BALANCE SHEETS

                       September 30, 1997 and 1996


                                                   1997            1996
                                               ------------    ------------
CURRENT ASSETS
  Cash                                           $  841,702     $    9,345
Accounts receivable                                       -              -
Other receivables                                     5,342              -
                                                 ----------     ----------
  Total current assets                              847,044          9,345
                                                 ----------     ----------

PROPERTY AND EQUIPMENT                               87,510              -

  Less accumulated depreciation                     (15,814)             -
                                                 ----------     ----------
  Net property and equipment                         71,696              -

OTHER ASSETS (Note 3)
  Organization costs                                  1,560              -
  Shareholder loans, net                            105,841              -
  Other interest bearing loans                       70,000              -
  Proprietary technology                             13,000         13,000
  Technology rights                                  10,000              -
  Deposits                                              790              -
                                                 ----------     ----------
  Total other assets                                201,191         13,000

  Less accumulated amortization                        (812)             -
                                                 ----------     ----------

  Net other assets                                  200,379         13,000
                                                 ----------     ----------

TOTAL ASSETS                                     $1,119,119     $   22,345
                                                 ==========     ==========










    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                       CONSOLIDATED BALANCE SHEETS

                       September 30, 1997 and 1996


                                                   1997            1996
                                               ------------    ------------
CURRENT LIABILITIES
  Accounts payable                               $    4,708     $        -
  Accrued payroll taxes                              22,715              -
  Shareholder loans                                   5,103            100
                                                 ----------     ----------
  Total current liabilities                          32,526            100


COMMITMENTS (Note 4)                                      -              -


STOCKHOLDERS' EQUITY (Notes 5, 6 and 7)
  Preferred stock, $.001 par value
    15,000,000 shares authorized
  Series A,  3,000,000 shares authorized
    Shares subscribed:
      638,400 shares at September 30, 1997              638              -
      2,965,000 shares at September 30, 1996              -          2,965
    Shares issued and outstanding:
      2,361,600 shares at September 30, 1997          2,362              -
      35,000 shares at September 30, 1996                 -             35
  Additional paid in capital                      2,934,500      2,997,000
  Subscriptions receivable                         (638,400)    (2,965,000)
                                                 ----------     ----------
Total preferred stock                             2,299,100         35,000
                                                 ----------     ----------

  COMMON STOCK, $.001 par value
    25,000,000 shares authorized
    Shares issued and outstanding:
      6,537,530 shares at September 30, 1997          6,537              -
      6,013,280 shares at September 30, 1996                         6,013
    Additional paid-in-capital                      365,005        345,305
    Subscriptions receivable                           (800)        (3,470)
                                                 ----------     ----------
Total common stock                                  370,742        347,848
                                                 ----------     ----------
Accumulated (deficit)                            (1,583,249)      (360,602)
                                                 ----------     ----------
Total stockholders' equity                        1,086,593         22,245
                                                 ----------     ----------
TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY                         $1,119,119     $   22,345
                                                 ==========     ==========



    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                  CONSOLIDATED STATEMENTS OF OPERATIONS

            For Years Ended September 30, 1997, 1996 and 1995



                                                                             Cumulative
                                                                            Amounts from
                                      1997          1996          1995     October 1, 1994
                                   ----------    ----------    ----------  ---------------
REVENUE
  Corporate revenue                $   35,450    $        -    $        -    $   35,450
  Royalty income                        1,092         1,341           797         3,230
                                   ----------    ----------    ----------    ----------
  Total Revenue                        36,542         1,341           797        38,680

DIRECT EXPENSE                        (10,542)         (680)         (368)      (11,590)
                                   ----------    ----------    ----------    ----------

GROSS PROFIT                           26,000           661           429        27,090

GENERAL & ADMINISTRATIVE
  EXPENSE                          (1,249,995)      (28,538)         (334)   (1,278,867)
                                   ----------    ----------    ----------    ----------
NET OPERATING INCOME (LOSS)        (1,223,995)      (27,877)           95    (1,251,777)

  Depreciation & Amortization         (16,626)            -             -       (16,626)

OTHER INCOME (EXPENSE)
  Interest income (expense)            17,975             -             -        17,975
                                   ----------    ----------    ----------    ----------
NET INCOME (LOSS)                 $(1,222,646)   $  (27,877)   $       95   $(1,250,428)
                                   ==========    ==========    ==========    ==========


Weighted average number of shares
  outstanding during period         7,296,680     1,374,293       987,300
                                   ----------    ----------    ----------

NET EARNINGS (LOSS) PER SHARE      $  (0.1675)   $  (0.0202)   $     0.00
                                   ==========    ==========    ==========







    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

            For Years Ended September 30, 1997, 1996 and 1995

                                         1997          1996          1995
                                      ----------    ----------    ----------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net income (loss)                  $(1,222,646)  $  (27,877)   $       95
     Adjustments to reconcile net
     income (loss) to net cash used
     in operating activities:
       Depreciation                        15,814            -             -
       Amortization                           812            -             -
       Shares issued in exchange for
        services                              217        1,515             -
       Selling expenses for preferred
        stock                              (2,500)           -             -
     (Increase) decrease in current assets:
       Prepaid expenses                       197            -             -
       Interest receivable                 (5,539)           -             -
     Increase (decrease) in current
      liabilities:
       Accounts payable                     4,707            -             -
       Other current liabilities           27,715            -             -
                                       ----------   ----------    ----------

   Total adjustments                       41,424        1,515             -
                                       ----------   ----------    ----------

   Net cash provided by (used in)
    operating activities               (1,181,222)     (26,363)           95

CASH FLOW FROM INVESTING ACTIVITIES:
   Additions to:
     Organization costs                    (1,560)           -             -
     Property and equipment               (87,510)           -             -
     Technology rights                    (10,000)           -             -
     Deposits                                (790)           -             -
     Loans for shareholders              (105,841)           -             -
   Interest bearing loans to
     third parties                        (70,000)           -             -
                                       ----------   ----------    ----------
   Net cash provided by (used in)
    investing activities:                (275,701)           -             -

CASH FLOW FROM FINANCING ACTIVITIES:
   Loans from shareholders                    103          100             -
   Payments on loans                         (100)           -             -
   Issuance of Common Stock for cash       20,007            -             -
   Payments received on common stock
    subscriptions                           2,670          250             -
   Payments received on preferred
    stock subscriptions                 2,266,600       35,000             -
                                       ----------   ----------    ----------
   Net cash provided by (used in)
    financing activities:               2,289,280       35,350             -
                                       ----------   ----------    ----------

NET INCREASE (DECREASE) IN CASH           832,358        8,987            95

CASH AT BEGINNING OF PERIOD                 9,345          358           263
                                       ----------   ----------    ----------
CASH AT END OF PERIOD                  $  841,703   $    9,345    $      358
                                       ==========   ==========    ==========




    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

            For Years Ended September 30, 1997, 1996 and 1995


                                          1997         1996          1995
                                       ----------   ----------    ----------
Supplemental disclosure of non-cash
operating, investing and financing
activities
   Issuance of common stock on
    subscriptions receivable to
    contractors and employees as
    part of signing incentive          $        -   $    3,470    $        -
   Issuance of common stock for
    assignment of proprietary
    technology                                  -       13,000             -
   Subscriptions receivable for
    Series A Preferred Stock              638,400    2,429,000             -
   Treasury shares acquired
    pre-merger as bonus to key
    employees                              20,000            -             -
   Series A Preferred Stock Additional
    Paid in Capital for commissions due   (60,000)           -             -
   Issuance of Series A Preferred Stock
    as payment of commissions due          60,000            -             -









    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

       CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


                                                      Additional      Subscription
                             Shares       Stock     Paid-In-Capital   Receivable     Totals
                            --------     -------    ---------------   ----------    --------
Balance at
September 30, 1995                 --   $       --   $        --    $        --    $       --

 Private placement of
  Series A Preferred
  Stock                     3,000,000        3,000     2,997,000     (2,965,000)       35,000
                     --------------------------------------------------------------------------
Balance at
September 30, 1996          3,000,000        3,000     2,997,000     (2,965,000)       35,000

 Payments received on
  preferred stock
  subscriptions                    --           --            --      2,306,600     2,306,600
 Selling expenses and
  commissions                      --           --       (60,000)        60,000            --
 Repurchase of
  Series A Preferred Stock         --           --        (2,500)       (40,000)      (42,500)
                     --------------------------------------------------------------------------
Balance at
September 30, 1997          3,000,000   $    3,000    $2,934,500     $ (638,400)   $2,299,100
                     ==========================================================================

COMMON STOCK
                                                Additional                   Retained
                                                 Paid-In-   Subscription     Earnings
                          Shares      Stock      Capital     Receivable      (Deficit)     Totals
                        ----------------------------------------------------------------------------
Balance at
September 30, 1995        987,300   $      987   $ 332,096   $       --    $ (332,725)   $      358

Issuance of shares for:
 Business combination
 (Note 1a)              5,025,980        5,026      13,209       (3,470)                     14,765

Net income (loss)                                                             (27,877)      (27,877)
                        ----------------------------------------------------------------------------
Balance at
September 30, 1996      6,013,280        6,013     345,305       (3,470)     (360,602)      (12,755)

Payments received on
 Common Stock
 subscriptions                                                    2,670                       2,670
Issuance of shares
 for:
 Cash                     307,000          307      19,700                                   20,007
 Professional services    217,250          217                                                  217

Net income (loss)                                                          (1,222,646)   (1,222,646)
                        ----------------------------------------------------------------------------
Balance at
September 30, 1997      6,537,530   $    6,537   $ 365,005    $    (800)  $(1,583,249)  $(1,212,507)
                        ============================================================================


    The accompanying notes are an integral part of these statements.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

a. ORGANIZATION OF BUSINESS

The Company was incorporated as Nuclear Corporation of New Mexico (NCNM) in December 1968 for the purpose of mineral, oil and gas exploration. $300,000 was initially raised for exploration activities and the Company remained active in this business until 1974. Since 1974, the Company has been substantially inactive, receiving only residual income from over-riding royalty interests in oil and gas leases.

In April, 1994 the Company moved its domicile from the State of New Mexico to Nevada. From that period until its merger with Renaissance Center, Inc. (RenCen) on July 2, 1997 the Company remained inactive.

The management of RenCen instituted a 1 for 2 reverse split of its common stock held by management prior to the merger. Subsequently, RenCen decreased the number of authorized shares of common stock, par value $.001, from 50,000,000 shares to 25,000,000. In addition, the number of shares issued and outstanding were reduced on the basis of 1 for 2 with any scrip shares created as a result of the reverse rounded up to the next whole share. No reduction or alternations were made to the preferred shares of RenCen.

This business combination is accounted for as a pooling of interests. The name of the merged companies was changed to Renaissance International Group, Ltd. on July 2, 1997.

Subsequent to the reverse split and prior to the merger, the outstanding common shares of RenCen were 5,025,980 shares and were distributed as follows:

          Shares issued for proprietary technology     3,632,916
          Shares issued for cash                       1,010,814
          Shares issued for services                     382,250
                                                       ---------

          Total shares issued                          5,025,980
                                                       ---------

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997

b. NATURE OF BUSINESS

The Company, through its subsidiary, Renaissance Center, Ltd. (RenCen) owns a proprietary technology developed by a company officer for the integration of equipment and components in high-tech digital multimedia studios. The concept for the studio was developed under a contract awarded for the submission of a request for proposal to Europaisches Filmzentrum Babelsberg e.v. (EFB), a large multimedia studio in Babelsberg, Germany.

Management has recognized that recent developments in data storage devices and optical transmission capabilities have greatly increased the capability to transfer, store and retrieve data. Hierarchical communication languages can be used to develop software applications which will make real-time access of this information a reality as well as adding artificial intelligence to core operating systems.

These recent developments, combined with the Company's own state-of-the-art proprietary technology have enabled it to look at alternative applications. Management believes that the health services industry may provide this alternative. This industry, though technically advanced in equipment, relies upon out dated record keeping and retrieval methods. The Company is actively pursuing acquisitions in the medical industry. Initially it has targeted physician groups, outpatient surgical centers, skilled nursing facilities and medical specialty organizations. It is management's intention to continue to examine all industries for possible applications of it proprietary technology as well as looking for opportunities to acquire other synergistic technologies.


NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. PRINCIPALS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, wholly owned subsidiaries, Renaissance MedTech, Ltd. (a Nevada corporation which was incorporated April 17, 1997), Renaissance Center, Ltd. (a Nevada corporation which was incorporated April 17, 1997) and Renaissance Media Centre, Ltd. (a Delaware corporation which was incorporated May 7, 1996). All significant inter-company balances and transactions have been eliminated in the consolidation.

b. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets as follows:

          Furniture and equipment       5-7 years
          Automobiles                   5 years

c.  ACCOUNTING METHOD

The Company recognizes income and expenses based upon the accrual method of accounting. No allowances have been made for doubtful accounts as all revenues recognized to date have been collected.

d.  INCOME TAXES

The Company, a C Corporation, accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes).

The Company has not recorded a provision for income taxes to date, since the Company has generated operating losses. As of September 30, 1997, the Company has approximately $1,580,000 of net operating loss carry forwards which can be used to offset future taxable income.

e.  NET INCOME (LOSS) PER SHARE

Net income (loss) per share has been calculated based on net losses for the periods divided by the weighted average number of shares of common stock outstanding during the periods presented. The weighted average number of shares of common stock outstanding for the periods presented is:

          Year Ended September 30, 1997           7,296,680
          Year Ended September 30, 1996           1,374,293
          Year Ended September 30, 1995             987,300

At September 30, 1997 the Company had issued and outstanding common shares totaling 6,537,530 and Series A preferred shares totaling 2,361,600. The preferred shares have been included because

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997

a provision of the preferences on these shares is a one-to-one conversion to common shares when the Company is publicly traded (See Note 6 Subsequent Events).

f.  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and disclosures concerning contingent assets and liabilities at September 30, 1997 and 1996. Actual result could differ from those estimates.

NOTE 3 OTHER ASSETS

Other Assets consist of organization costs, shareholder loans, interest bearing loans to third parties, proprietary technology, rights and deposits. Organization costs and deposits are nominal.

The loans to shareholders and interest bearing loans to third parties all bear interest at rates substantially above Arizona bank depository rates.

The investment in the proprietary technology of $13,000 is considered a nominal amount and was based upon the par value of the original shares issued. The proprietary technology was transferred to the Company by the principals. The technology represents the blueprint and foundation for the digital high-tech studio as well as its application in handling, managing and storing mega-data. The Company is in the review process with a patent attorney for filing of applications for patents and copyrights on this technology.

The Company optioned the right to a patented Optical Collision Avoidance System (O-CAS) from the inventor for $10,000. The 90 day option may be extended for an additional $10,000 which is due and payable on December 2, 1997. The O-CAS proto type, as viewed by management, was built several years ago and new microprocessor technology makes miniaturization of this system feasible. The Company is in discussions with venture capital firms to raise $2,000,000 through a convertible debenture to complete the redesign and miniaturization of the system and to beta test the system. Once a commercially viable product is available, management intends to joint venture the production and sales and marketing with an existing supplier in the aviation industry. (See Note 6)

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997


NOTE 4 COMMITMENTS - LEASES

Effective May 1, 1997, the Company entered into a lease for 1,750 square feet of corporate office space located at 7501 North 16th Street, Suite 200, Phoenix, Arizona. The lease is for a period of three years and includes all expenses except telephone service. As of September 30, 1997 the Company has paid $14,280 on this lease. Future rental commitments are as follows:

          Year ending September 30, 1998          $ 34,272
          Year ending September 30, 1999            34,272
          Year ending September 30, 2000            19,992
                                                  --------

          Total future lease commitments          $ 88,536
                                                  ========

NOTE 5 SHAREHOLDERS' EQUITY

During the year ended September 30, 1997, the Company completed the following stock transactions from its authorized, but unissued capital shares: (See Note 6 and 7)

     Payments in the amount of $2,266,600 were received on Series A Preferred Stock subscriptions and $2,670 received on common stock subscriptions. Costs and expenses relating to the sale of these shares totaled $62,500 of which $60,000 was converted into preferred shares at the request of the selling agents.


     The Company issued 217,250 common shares in exchange for services rendered.

During the year ended September 30, 1996 the Company completed the following stock transactions from its authorized but unissued capital shares: (See Note 6 and 7)

     The Company began a private placement of its Series A Preferred Stock in September, 1996. The private placement is for 3,000,000 shares at a price of $1.00 per share. These shares carry a conversion to common on a 1 for 1 basis when the Company is publicly traded and listed on an exchange. The shares also carry certain redemption rights if the Company fails to be listed

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997

     Payments in the amount of $35,000 were received on the preferred stock subscriptions.

     The Company issued of 1,010,814 shares for cash. Payments in the amount of $250 were received on common stock subscriptions.

NOTE 6 RELATED PARTY TRANSACTIONS

     The Company acquired 300,000 shares of Nuclear Corporation of New Mexico (NCNM) for $20,000. These shares became an asset of Renaissance Center, Inc. (RenCen) and the proceeds of the sale were used by the management of NCNM to complete the due diligence resulting in the Agreement and Plan of Merger between the two companies. On July 2, 1997, Renaissance Center, Inc. ceased to exist as a separate entity and Nuclear Corporation of New Mexico changed its name to Renaissance International Group, Ltd. (RIGL). The 300,000 shares acquired in this transaction were distributed to various officers of RIGL as bonuses for completing the merger.

     The Company issued 3,632,916 shares to Company officers in exchange for the right, title and interest to proprietary technology.

     382,250 common shares were issued in exchange for services rendered of which 339,500 were issued to Company officers for services rendered in acquiring a performance contract for a high-tech center at Babelsberg, Germany.


NOTE 7 SUBSEQUENT EVENTS

Subsequent to September 30, 1997, the Company received $638,400, the balance of the subscriptions receivable due on the Series A Preferred Stock.

The $10,000 payment required to extend the 90 day option on the O-CAS system was made on December 2, 1997

Management had previously approved 1,000,000 shares of Series A.1 Preferred Stock under similar terms to that of the Series A Preferred Stock. As of December 31, 1997, the Company had received subscriptions totaling $961,250.

                  RENAISSANCE INTERNATIONAL GROUP, LTD.
          (Formerly known as Nuclear Corporation of New Mexico)
                      (A Development Stage Company)

             NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 1997

Effective October 22, 1997 warrants were issued to existing stockholders to acquire 1,180,800 preferred shares at a price of $2.00 per share and 750,000 common shares at a price of $2.30 per share. The warrants expire on October 22, 1998.

On October 20, 1997, Berry-Shino Securities of Phoenix, Arizona received clearance from the NASD to trade the Company's common stock on the Electronic Bulletin Board Quotation System under the symbol "RNIG". The Company received a new CUSIP number on October 21, 1997 and the first trade was executed on October 22, 1997.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Renaissance International Group, Inc.
(Registrant)
Date: May 5, 1998
By: /s/ Kevin L. Jones
  Kevin L. Jones, President and Director


Kevin L. Jones, President and Director
Date: May 5, 1998
By: /s/ Kevin L. Jones


William D. O'Neal, Esquire, Senior Vice President, General Counsel and
Director
Date: May 5, 1998
By: /s/ William D. O'Neal


Walter Vogel, Director
Date: May 5, 1998
By: /s/ Walter Vogel


Harold Roberts, Director
Date: May 5, 1998
By: /s/ Harold Roberts


Tennessee Webb, Director
Date: May 5, 1998
By: /s/ Tennessee Webb


John A. Williams, Chief Financial Officer
Date: May 5, 1998
By: /s/ John A. Williams







                                 - 51 -